No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On January 13, 2008, American Honda Motor Co., Inc., unveiled a prototype of the next-generation Honda Pilot at the 2008 North American International Auto Show (NAIAS) in Detroit. The prototype conveys design features of the more boldly-styled 2009 Pilot, set to debut in spring 2008, which emphasizes authentic SUV styling, clever and more accommodating interior packaging and advanced technologies for safety, fuel efficiency and convenience.

Exhibit 2:

On January 16, 2008, Honda’s sales growth in Europe has outpaced all other auto manufacturers in 2007, according to industry sales figures just published. The company also announced all-time record car sales for the European region of 398,960, an increase of 21.5% on 2006. This is the fourth consecutive calendar year Honda has posted record sales in Europe, and national sales records have been broken in 32 of the 37 countries in the region.

Exhibit 3:

On January 28, 2008, Honda Motor Co., Ltd., announced continued growth, with high demand and record sales for its automobiles and motorcycles across the world. (Ref.# C08-006).

Exhibit 4:

On January 28, 2008, Honda Motor Co., Ltd., announced a summary of automobile production, Japan domestic sales, and export results for the calendar year 2007 as well as for the month of December 2007. (Ref.# C08-005).

Exhibit 5:

On January 30, 2008— Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director Chief Operating Officer for Business Management Operation Honda Motor Co., Ltd.

Date: February 14, 2008

For more information:

Sage Marie (Torrance) (310) 783-3163

Chuck Schifsky (Detroit) (313) 202-3150

Chris Naughton (New York) (212) 355-9191

Sara Pines (Atlanta) (678) 339-1385

Next-Generation Honda Pilot Balances Ideal Combination of

SUV Strengths and On-road Refinement

Bolder styling and more accommodating interior highlight changes to 2009 Pilot

DETROIT, Jan. 13, 2008 – A prototype of the next-generation Honda Pilot is being unveiled at the 2008 North American International Auto Show (NAIAS) in Detroit, American Honda Motor Co., Inc., announced.

The prototype conveys design features of the more boldly-styled 2009 Pilot, set to debut in spring 2008, which emphasizes authentic SUV styling, clever and more accommodating interior packaging and advanced technologies for safety, fuel efficiency and convenience.

“The Pilot’s pioneering formula improves for 2009 by enhancing its combination of refinement and efficiency with even more traditional SUV strengths,” said John Mendel, executive vice president of American Honda. “A powerful exterior design communicates strength and allows for more space inside.”

Functional eight-passenger seating, a hallmark of the Pilot, becomes even easier to access in the third row as key dimensions for legroom, cargo and occupant space increase in all seating positions. A redesigned platform allows even more refined handling and ride comfort to exist seamlessly with all-weather and medium-duty off-road capabilities.

To further enhance safety, the Pilot will feature the Honda-exclusive Advanced Compatibility Engineering™ (ACE®) body structure and the most extensive use of high-strength steel in any Honda product to date.

The ACE body structure enhances frontal collision compatibility with vehicles of different sizes and bumper heights. A pedestrian injury mitigation design in the front of the vehicle is designed to help absorb energy in the event of a collision.

A crossover SUV platform underpins the Pilot to provide the best of the car and truck worlds by integrating the refined traits and packaging advantages of a unit body car design with the utility and capability of an SUV design. A V-6 engine introduces the latest generation of Honda fuel-saving Variable Cylinder Management™ (VCM®) technology that operates in 6-cylinder mode for power and 4- and 3-cylinder modes for efficiency, an improvement compared to the existing Pilot’s available VCM system that works exclusively in 6- and 3-cylinder modes.

Three rows of seats provide a high degree of adaptability for people and large cargo loads. The first row provides a commanding view of the road from two captains’ chairs. A wide center stack and center console form the styling anchor for the interior with a design that emphasizes spaciousness and power, while allowing for convenient access to navigation, entertainment and climate-control systems.

The 60/40 split second row, now more spacious, slides further forward for increased ease of access to the third row. The 60/40 split third row, now supplies enough knee room for an above-average-sized adult male to fit comfortably, making the Pilot’s third row among the most practical in the industry. Each side of the second and third row independently folds down for cargo. A flat floor is created when the second and third rows are folded down.

The Pilot originally debuted as a 2003 model in July of 2002. Design and development of the 2003 Pilot and the 2009 Pilot were carried out at Honda R&D Americas in Raymond, Ohio, and Torrance, California. The Pilot is assembled* at Honda Manufacturing of Alabama in Lincoln.

Among its numerous accolades, the Honda Pilot has earned Car and Driver Magazine’s prestigious “5Best Truck” award on six consecutive occasions (2002-2007). The current-generation 2008 Pilot is also among an elite group of vehicles to receive both a “Top Safety Pick 2008” from the Insurance Institute for Highway Safety (IIHS) and a 5-star crash safety rating for frontal and side collisions from the National Highway Traffic Safety Administration (NHTSA)**.

*	Honda products are produced using domestic and globally-sourced parts.
**	Government star ratings are part of the National Highway Traffic Safety Administration’s (NHTSA’s) New Car Assessment Program (www.safercar.gov). Model tested with standard side-impact airbags.

# # #

Additional consumer information is available at 2009-prototype-Pilot.honda.com.

Additional media information is available at www.hondanews.com.

HONDA HEADS EUROPEAN LEAGUE FOR CAR SALES GROWTH

Civic and CR-V propel Honda to its best sales ever

Jan 16th 2008 - Honda’s sales growth in Europe has outpaced all other auto manufacturers in 2007, according to industry sales figures1 just published.

The company also announced all-time record car sales for the European region2 of 398,960, an increase of 21.5% on 2006. This is the fourth consecutive calendar year Honda has posted record sales in Europe, and national sales records have been broken in 32 of the 37 countries in the region.

Sales growth has been strong across the whole region, with notable increases in a number of Western European markets, as well as in the emerging markets of Central and Eastern Europe.

Sales in Romania, Ukraine and Russia have all more than doubled. In Sweden sales are up over 60%, whilst Norway has seen an increase of 55%. These are followed by France, Greece and Poland with increases above 30%, and Spain, the Netherlands and Denmark which have all increased their year-on-year sales in excess of 20%.

The popularity of the Civic, Honda’s main model in Europe, has been key to this success, with its sales across the region rising 41.7% to 160,082 over the year. The CR-V launched in early 2007, also saw sales rise by 77.3% to a record 90,562. In particular, CR-V diesel sales have increased by 72.7 % and this is now Honda’s biggest selling diesel model.

“We are very pleased to see that such a large number of European customers have chosen Honda products,” said Shigeru Takagi, President of Honda Motor Europe Ltd.

“2008 will be another exciting year for us as we will introduce the new Accord this summer and the new Jazz in the latter half of the year. With these new products, we are confident that we will continue to exceed customers’ expectations and maintain Honda’s momentum.”

2007 Honda European Region Sales Highlights:

•	All time record sales of 398,960, up 21.5%

•	4th consecutive yearly sales record

•	6th consecutive year-on-year annual sales increase

•	Individual sales record for the Honda CR-V of 90,562, up 63.6% on previous best ever year (2005)

•	All time sales record for Civic Hybrid, up 206.6% to 10,515

[1]	This refers to ACEA figures, covering the EU and EFTA markets. Please see attached table for a breakdown of the countries comprising the ACEA region.
[2]	Please see attached table for a breakdown of the countries comprising Honda’s European Region.

	Honda European Region			EU + EFTA ( ACEA )
COUNTRY	Jan-Dec 2007	Jan-Dec 2006	2007 v 2006%	Jan-Dec 2007	Jan-Dec 2006	2007 v 2006%
Austria	4,398	4,329	+1.6%	4,398	4,329	+1.6%
Belgium (inc.Lux)	5,502	5,469	+0.6%	5,502	5,469	+0.6%
Denmark	3,740	3,022	+23.8%	3,740	3,022	+23.8%
Finland	6,582	5,650	+16.5%	6,582	5,650	+16.5%
France	16,214	12,137	+33.6%	16,214	12,137	+33.6%
Germany	41,729	48,588	-14.1%	41,729	48,588	-14.1%
Greece	6,746	5,068	+33.1%	6,746	5,068	+33.1%
Ireland	4,050	3,589	+12.8%	4,050	3,589	+12.8%
Italy	26,404	24,083	+9.6%	26,404	24,083	+9.6%
Netherlands	5,826	4,685	+24.4%	5,826	4,685	+24.4%
Portugal	5,963	4,981	+19.7%	5,963	4,981	+19.7%
Spain	24,951	19,548	+27.6%	24,951	19,548	+27.6%
Sweden	6,445	4,014	+60.6%	6,445	4,014	+60.6%
UK	106,018	97,728	+8.5%	106,018	97,728	+8.5%
EU15	264,568	242,891	+8.9%	264,568	242,891	+8.9%

Iceland	1,020	930	+9.7%	1,020	930	+9.7%
Norway	5,241	3,390	+54.6%	5,241	3,390	+54.6%
Switzerland	8,942	8,767	+2.0%	8,942	8,767	+2.0%
EFTA	15,203	13,087	+16.2%	15,203	13,087	+16.2%

EU15 + EFTA	279,771	255,978	+9.3%	279,771	255,978	+9.3%

Bulgaria	486	288	+68.8%	486	288	+68.8%
Cyprus	2,733	2,366	+15.5%
Czech Rep	3,100	2,648	+17.1%	3,100	2,648	+17.1%
Estonia	3,517	2,082	+68.9%	3,517	2,082	+68.9%
Hungary	4,900	4,140	+18.4%	4,900	4,140	+18.4%
Latvia	2,763	1,378	+100.5%	2,763	1,378	+100.5%
Lithuania	1,392	781	+78.2%	1,392	781	+78.2%
Malta	252	182	+38.5%
Poland	13,025	9,911	+31.4%	13,025	9,911	+31.4%
Romania	1,970	502	+292.4%	1,970	502	+292.4%
Slovakia	1,639	1,379	+18.9%	1,639	1,379	+18.9%
Slovenia	1,335	1,189	+12.3%	1,335	1,189	+12.3%
EU New Members	37,112	26,846	+38.2%	34,127	24,298	+40.5%

EU Total (EU15+ New Members)	301,680	269,737	+11.8%	298,695	267,189	+11.8%

TOTAL EUROPE (EU+EFTA)	316,883	282,824	+12.0%	313,898	280,276	+12.0%

	Honda European Region			EU + EFTA ( ACEA )
COUNTRY	Jan-Dec 2007	Jan-Dec 2006	2007 v 2006%	Jan-Dec 2007	Jan-Dec 2006	2007 v 2006%
Belarus	306	143	+114.0%
Croatia	1,559	1,015	+53.6%
Israel	9,558	4,517	+111.6%
FYR Macedonia	206	191	+7.9%
Russia	38,630	15,723	+145.7%
Serbia	1,036	601	+72.4%
Turkey	22,104	18,851	+17.3%
Ukraine	6,715	3,119	+115.3%
Others	1,963	1,445	+35.8%
Total European Others	82,077	45,605	+80.0%

GRAND TOTAL EUROPE	398,960	328,429	+21.5%	313,898	280,276	+12.0%

	Honda European Region			EU + EFTA ( ACEA )
Models	Jan-Dec 2007	Jan-Dec 2006	2007 v 2006%	Jan-Dec 2007	Jan-Dec 2006	2007 v 2006%
Jazz	75,534	85,990	-12.2%	67,582	79,270	-14.7%
Civic – All Models	160,082	112,968	+41.7%	120,592	98,940	+21.9%
Diesel	33,814	31,071	+8.8%	33,740	30,993	+8.9%
Hybrid	10,515	3,429	+206.6%	9,582	3,373	+184.1%
Accord – All Models	47,850	46,207	+3.6%	28,866	33,329	-13.4%
Diesel	15,430	17,183	-10.2%	15,120	16,908	-10.6%
CR-V	90,562	51,079	+77.3%	77,575	44,155	+75.7%
Diesel	45,179	26,163	+72.7%	44,621	25,834	+72.7%
FR-V	15,182	18,388	-17.4%	14,086	17,572	-19.8%
Diesel	6,847	9,938	-31.1%	6,782	9,858	-31.2%
S2000	1,117	1,474	-24.2%	937	1,312	-28.6%
City	6,346	8,885	-28.6%	2,828	3,293	-14.1%
Legend	1,868	1,509	+23.8%	1,028	1,180	-12.9%
Other models	419	1,929	-78.3%	387	1,225	-67.0%
GRAND TOTAL EUROPE	398,960	328,429	+21.5%	313,898	280,276	+12.0%

Diesel	101,273	84,355	+20.1%	100,266	83,593	+19.9%
Diesel Ratio	25.4%	25.7%		31.9%	29.8%
EU produced	201,998	145,391	+38.9%	182,724	135,901	+34.4%
EU Ratio	50.6%	44.3%		58.2%	48.5%

NB: Source Honda

Honda Breaks Global Sales and Production Records in 2007

January 28, 2008 – Honda Motor Co., Ltd., announced continued growth, with high demand and record sales for its automobiles and motorcycles across the world.

In 2007, Honda supplied its products to 23,335,000 customers worldwide, up 3% on the previous year.

Global sales of automobiles rose 6% to a record 3,767,000, driven by demand in many of the emerging markets around the world, in particular China, South America and Eastern Europe supported by a solid sales increase coming from the U.S.

Sales of motorcycles rose 7% to a record 13,476,000, with high demand in Asia and South America. Honda continues its position as the world’s largest motorcycle manufacturer.

Sales of Power Products declined slightly, down 5% to 6,092,000.

Automobiles

Five of Honda’s six global sales regions achieved record sales results.

China rose 31% to 428,000, South America by 30% to 117,000, Europe/Middle East/Africa by 23% to 480,000, Asia/Oceania by 9% to 343,000 and North America, Honda’s largest market , by 3% to 1,776,000.

Motorcycles

Two of Honda’s sales regions achieved record sales results with South America up 25% to 1,534,000 and Asia/Oceania up 4% to 9,596,000. China also showed a major growth with sales up 29% to 1,166,000.

Production

Global production records were broken for both automobiles and motorcycles.

Automobiles production increased 8% to 3,911,000 compared with 2006. Motorcycle production also grew by 6% to 13,658,000 – again a substantial increment on the year before. These increases took place outside of Japan, representing the continued success in Honda’s global policy of producing close to those markets where demand exists.

January 28, 2008

Ref.# C08-006

2007 Honda SALES & PRODUCTION RESULT

Unit (thousands)

< Motorcycles >	2006	2007
	Result	Result		% Change
Global Sales	12,620	13,476	*	107%
Japan	351	331		94%
Outside of Japan	12,269	13,145	*	107%
North America	544	470		86%
South America	1,224	1,534	*	125%
Europe, the Middle & Near East and Africa	396	377		95%
Asia and Oceania	9,197	9,596	*	104%
China	906	1,166		129%
Global Production	12,852	13,658	*	106%
Japan	574	482		84%
Outside of Japan	12,277	13,176	*	107%

*  Record results

•	Motorcyles: including ATVs

•	North America: including Mexico

•	Production in Japan: Completely built unit (CBU) + complete knock-down (CKD)

•	Production outside of Japan: CBU at local plants excluding CKD (including some preliminary figures)

Unit (thousands)

< Automobiles >	2006	2007
	Result	Result		% Change
Global Sales	3,550	3,767	*	106%
Japan	702	621		89%
Registrations	417	398		95%
Mini vehicles	284	223		79%
Outside of Japan	2,847	3,145	*	110%
North America	1,724	1,776	*	103%
(U.S. only)	1,509	1,551	*	103%
South America	90	117	*	130%
Europe, the Middle & Near East and Africa	390	480	*	123%
(Europe)	309	376	*	122%
Asia and Oceania	315	343	*	109%
China	326	428	*	131%
Global Production	3,633	3,911	*	108%
Japan	1,332	1,331		100%
Outside of Japan	2,300	2,579	*	112%
Export sales from Japan	627	707		113%

*  Record results

•	North America: including Mexico

•	Europe: West/Central/East Europe + Russia and Ukraine

•	Production in Japan: CBU + CKD

•	Production outside of Japan: CBU at local plants excluding CKD (including some preliminary figures)

•	Export sales from Japan: CBU + CKD

Unit (thousands)

<Power Products>	2006	2007
	Result	Result		% Change
Global Sales	6,400	6,092		95%
Japan	527	535	*	102%
Outside of Japan	5,873	5,556		95%

*  Record results

Ref.#C08-005

Honda Sets All-Time Calendar Year Production Record for Regions Outside Japan

and Worldwide Production

January 28, 2008 – Honda Motor Co., Ltd., announced a summary of automobile production, Japan domestic sales, and export results for the calendar year 2007 as well as for the month of December 2007.

<Production>

Calendar Year of 2007

Due to a decrease in production for the domestic market, production in Japan experienced a year-on-year decrease for the first time in four years (since 2003).

Due primarily to increased production in North America, Europe, and Asia, production in regions outside of Japan experienced a year-on-year increase for the 11th consecutive year (since 1997).

Worldwide production also experienced a year-on-year increase for the 11th consecutive year (since 1997).

Honda set an all-time record for calendar year production in regions outside of Japan and worldwide production as well as production in North America, Europe, Asia and China.

December 2007

Due to a decrease in production for the domestic market, production in Japan experienced a year-on-year decrease for the fourth consecutive month (since September 2007).

Production in regions outside of Japan experienced a year-on-year increase for the 29th consecutive month (since August 2005).

Worldwide production also experienced a year-on-year increase for the 29th consecutive month (since August 2005).

Honda set an all-time record for the month of December for production in regions outside of Japan and worldwide production as well as production in Europe, Asia and China.

<Japan Domestic Market Sales>

Calendar Year of 2007

Total domestic sales in calendar year 2007 experienced a year-on-year decline for the third consecutive year (since 2005).

New vehicle registrations experienced a year-on-year decline for the third consecutive year (since 2005).

Sales of mini-vehicles experienced a year-on-year decline for the first time in two years (since 2005).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best-selling car among new vehicle registrations for calendar year 2007 with sales of 116,561 units. Stream had sales of 57,351 units.

<Mini-vehicles - under 660cc>

Life was the industry’s sixth best-selling car among mini-vehicles for calendar year 2007, with sales of 87,138 units. Zest was the industry’s tenth best-selling mini-vehicle with sales of 47,044 units.

December 2007

Total domestic sales for the month of December 2007 experienced a year-on-year decline for the 12th consecutive month (since January 2007).

Due to strong sales of the all-new Fit, new vehicle registrations in December experienced a year-on-year increase for the second consecutive month (since November 2007).

Sales of mini-vehicles in December experienced a year-on-year decline for the tenth consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s best-selling car among new vehicle registrations for the month of December 2007, with sales of 18,719 units. StepWGN was the industry’s ninth best-selling car with sales of 4,030 units.

<Mini-vehicles - under 660cc>

Life was the industry’s third best-selling car among mini-vehicles for the month of December 2007, with sales of 9,207 units. Zest was the industry’s tenth best-selling mini-vehicle with sales of 3,117 units.

<Exports from Japan>

Calendar Year of 2007

Due mainly to an increase in exports to North America and Asia, total exports experienced a year-on-year increase for the fourth consecutive year (since 2004).

December 2007

Due mainly to an increase in exports to North America and Asia, total exports from Japan in December 2007 experienced a year-on-year increase for the sixth consecutive month (since July 2007).

PRODUCTION, SALES and EXPORTS (December 2007)

Worldwide Production

	Calendar Year 2007		December		*Fiscal Year 2008 (Apr.-Dec.’07)
	Units	vs.06	Units	vs.06	Units	vs.07
Japan	1,331,844	-0.1%	109,733	-5.7%	987,042	-1.6%
Outside of Japan	2,579,969	+12.1%	189,091	+13.3%	1,949,670	+13.0%

Worldwide Total	3,911,813	+7.7%	298,824	+5.5%	2,936,712	+7.6%

*	(April 2007-March 2008)

Production Outside of Japan

	Calendar Year 2007		December		*Fiscal Year 2008 (Apr.-Dec.’07)
	Units	vs.06	Units	vs.06	Units	vs.07
North America	1,432,731	+3.4%	94,977	+0.9%	1,061,283	+3.8%
(USA)	1,015,462	+4.2%	67,148	-0.6%	750,242	+4.8%
Europe	237,783	+28.9%	16,445	+35.2%	179,787	+35.6%
Asia	778,612	+22.5%	66,043	+23.8%	603,379	+21.6%
(China)	463,998	+31.6%	43,388	+39.8%	364,754	+30.7%
Others	130,843	+37.7%	11,626	+60.2%	105,221	+43.3%

Overseas Total	2,579,969	+12.1%	189,091	+13.3%	1,949,670	+13.0%

*	(April 2007-March 2008)

Japan Domestic Market Sales

	Calendar Year 2007		December		*Fiscal Year 2008 (Apr.-Dec.’07)
Vehicle type	Units	vs.06	Units	vs.06	Units	vs.07
Registrations	398,012	-4.7%	36,809	6.7%	286,322	-3.4%
Mini-Vehicles	223,872	-21.4%	19,347	-32.5%	162,029	-26.9%

Honda Brand Total	621,884	-11.4%	56,156	-11.1%	448,351	-13.4%

*	(April 2007-March 2008)

Exports from Japan

	Calendar Year 2007		December		*Fiscal Year 2008 (Apr.-Dec.’07)
	Units	vs.06	Units	vs.06	Units	vs.07
North America	414,227	+17.5%	40,502	+21.6%	315,409	+17.9%
(USA)	390,486	+21.7%	38,690	+22.0%	296,857	+21.5%
Europe	118,602	-11.9%	7,459	-45.9%	83,522	-11.6%
Asia	29,578	+54.8%	2,822	+73.2%	24,599	+73.0%
Others	144,642	+19.0%	12,138	+0.8%	110,624	+15.0%

Total	707,049	+12.6%	62,921	+3.5%	534,154	+13.1%

*	(April 2007-March 2008)

January 30, 2008

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2007

Tokyo, January 30, 2008—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2007.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2007 totaled JPY 200.0 billion (USD 1,752 million), an increase of 38.1% from the same period in 2006. Basic net income per common share for the quarter amounted to JPY 110.25 (USD 0.97), an increase of JPY 30.80 from JPY 79.45 for the corresponding period in 2006. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,044.8 billion (USD 26,674 million), an increase of 10.0% from the same period in 2006, due mainly to increased revenue in Europe, Asia and other regions in motorcycle business and in automobile business. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2006, revenue for the quarter would have increased by approximately 8.9%.

Consolidated operating income for the quarter totaled JPY 276.2 billion (USD 2,420 million), an increase of 34.7% compared to the same period in 2006. This increase in operating income was primarily due to the increased profit attributable to higher revenue and continuing cost reduction efforts which offset the negative impact of increased raw material costs, increased depreciation expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled JPY 260.7 billion (USD 2,284 million), an increase of 31.2% from the same period in 2006.

Equity in income of affiliates amounted to JPY 31.3 billion (USD 274 million) for the quarter, an increase of 21.3% from the same period in 2006.

Business Segment

With respect to Honda sales for the fiscal third quarter by business segment, motorcycle unit sales totaled 2,366 thousand units, a decrease of 14.4% from the same period in 2006. Unit sales in Japan totaled 54 thousand units, a decrease of 23.9% from the same period in 2006. Overseas unit sales was 2,312 thousand units, a decrease of 14.2% from the same period in 2006*, due mainly to a decline in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, more than offsetting favorable unit sales mainly in Brazil and Vietnam. Revenue from external customers increased 20.3%, to JPY 364.6 billion (USD 3,195 million) from the same period in 2006, due mainly to the increased revenue in Asia and other regions and the positive impact of currency translation effects. Operating income increased by 172.2% to JPY 30.3 billion (USD 266 million) from the same period in 2006, due mainly to the change in model mix, increased profit attributable to higher revenue, and positive currency effects caused by the depreciation of the Japanese yen, offsetting increased SG&A expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,160 thousand units for the period.

Honda automobile unit sales totaled 991 thousand units, an increase of 8.3% from the same period in 2006. In Japan, unit sales amounted to 145 thousand units, a decrease of 7.1% from the same period in 2006. Overseas unit sales increased 11.5% to 846 thousand units from the same period in 2006, due mainly to the increased unit sales in North America with the positive effect of all-new Accord launched in September, and increased unit sales in Europe, Asia and other regions. Increased overseas unit sales of CR-V and Civic also contributed. Revenue from external customers increased 8.2% to JPY 2,449.0 billion (USD 21,454 million) from the same period in 2006, due mainly to increased overseas unit sales and the positive impact of currency translation effects. Operating income increased 37.3% to JPY 220.7 billion (USD 1,934 million) from the same period in 2006, due mainly to increased profit attributable to higher revenue, continuing cost reduction efforts, a decrease in provision for sales incentives in North America and decreased SG&A expenses, offsetting adverse effect on the elimination of unrealized profits on inventories, increased raw material costs, increased depreciation expenses and R&D expenses.

Revenue from customers in financial services business increased 30.4% to JPY 135.9 billion (USD 1,191 million) from the same period in 2006. Operating income increased 0.7% to JPY 22.9 billion (USD 201 million) from the same period in 2006, due primarily to increased profit attributable to higher revenue, offsetting the increased SG&A expenses.

Honda power product unit sales totaled 1,178 thousand units, a decrease of 14.8% from the same period in 2006. In Japan, unit sales totaled 123 thousand units, a decrease of 0.8% from the same period in 2006. Overseas unit sales totaled 1,055 thousand units, a decrease of 16.1% from the same period in 2006, due primarily to a decline of unit sales of general purpose engines that are supplied to original equipment manufacturers (OEM)* in the U.S. and Europe despite increased unit sales of general purpose engines in China. Revenue from external customers in power product and other businesses decreased by 2.1% to JPY 95.1 billion (USD 834 million) from the same period in 2006, due mainly to decreased unit sales of power products in North America. Operating income decreased 78.3% to JPY 2.2 billion (USD 20 million) from the same period in 2006. This was primarily due to the decreased revenue, increased SG&A expenses and R&D expenses in Other businesses.

*	OEM: (Original Equipment Manufacturing)

  OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Geographical Information

With respect to Honda sales for the fiscal third quarter by geographic area, in Japan, revenue for domestic and exports sales totaled JPY 1,246.1 billion (USD 10,917 million), up 1.8% compared to the same period in 2006, due primarily to the increased revenue from exports in automobile business, which offset the negative impact of the decreased unit sales of automobiles in Japan. Operating income totaled JPY 56.2 billion (USD 493 million), up 34.1% from the same period in 2006, due primarily to continuing cost reduction efforts, higher revenue and decreased SG&A expenses, offsetting increased raw material costs, increased depreciation expenses and R&D expenses.

In North America, revenue increased by 1.8% to JPY 1,640.5 billion (USD 14,372 million) from the same period in 2006, due mainly to increased unit sales in automobile business and increased operating lease revenues in financial services business, offsetting the negative impact of currency translation effects caused by depreciation of the U.S. dollars against Japanese yen. Operating income increased by 32.3% to JPY 156.3 billion (USD 1,370 million) from the same period in 2006, due primarily to the change in sales price and a decrease in provision for sales incentives in automobile business, higher revenue, continuing cost reduction efforts and the decreased SG&A expenses, which more than offset the negative impact of increased raw material costs.

In Europe, revenue increased by 33.1% to JPY 361.7 billion (USD 3,169 million), from the same period in 2006, due primarily to the increased automobile unit sales and the positive impact of currency translation effects. Operating income increased by 54.5% to JPY 5.8 billion (USD 51 million) from the same period in 2006, due primarily to higher revenue and positive currency effects caused by depreciation of the Japanese yen.

In Asia, revenue increased by 36.2% to JPY 413.4 billion (USD 3,622 million) from the same period in 2006, due primarily to increased automobile unit sales and the positive impact of the currency translation effects. Operating income increased by 89.3% to JPY 38.3 billion (USD 336 million) from the same period in 2006, due mainly to increased profit attributable to higher revenue and positive currency effects caused by depreciation of the Japanese yen, more than offsetting increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In other regions, revenue increased by 47.4% to JPY 284.6 billion (USD 2,493 million) compared to the same period in 2006, due mainly to increased revenue in all business segments and the positive impact of currency translation effects. Operating income increased by 98.1% to JPY 31.7 billion (USD 278 million) from the same period in 2006, due mainly to higher revenue and the positive currency effects caused by depreciation of the Japanese yen, offsetting increased SG&A expenses.

Nine Months Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2007 totaled JPY 574.6 billion (USD 5,034 million), an increase of 38.1% from the same period in 2006. Basic net income per common share for the period amounted to JPY 316.49 (USD 2.77), an increase of JPY 88.53 from JPY 227.96 for the same period in 2006.

Consolidated revenue for the period amounted to JPY 8,947.2 billion (USD 78,382 million), an increase of 11.9% from the same period in 2006. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2006, revenue for the period would have increased by approximately 7.6%.

Consolidated operating income for the period totaled JPY 784.2 billion (USD 6,870 million), an increase of 30.4% compared to the same period in 2006. This increase in operating income was primarily due to increased profit attributable to higher revenue, continuing cost reduction efforts and positive currency effects caused by depreciation of the Japanese yen, which offset increased raw material costs, and increased depreciation expenses, SG&A expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the period totaled JPY 748.9 billion (USD 6,561 million), an increase of 35.2% from the same period last year.

Equity in income of affiliates amounted to JPY 94.5 billion (USD 828 million) for the period, an increase of 13.3% from the same period last year.

Business Segment

With respect to Honda sales for the fiscal nine months by business segment, motorcycle unit sales totaled 6,952 thousand units, a decrease of 12.7% from the same period in 2006. Unit sales in Japan totaled 245 thousand units, a decrease of 5.0%. Overseas unit sales was 6,707 thousand units, a decrease of 12.9%* from the same period in 2006, due mainly to decreased units sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, offsetting an increase in unit sales in other regions especially in Latin America. Revenue from external customers increased 17.5%, to JPY 1,114.6 billion (USD 9,765 million) from the same period in 2006, due mainly to increased revenue in Asia and other regions and the positive impact of currency translation effects. Operating income increased by 74.8% to JPY 98.5 billion (USD 863 million) from the same period in 2006, due mainly to the increased profit on higher revenue and the positive currency effects caused by depreciation of the Japanese yen, offsetting increased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 3,290 thousand units for the period.

Honda automobile unit sales was 2,874 thousand units, an increase of 6.6% from the same period in 2006. In Japan, unit sales decreased 12.2% to 424 thousand units. Overseas unit sales increased 10.8% to 2,450 thousand units, due mainly to the increased unit sales in North America, Europe, Asia and other regions. Revenue from external customers increased 10.4% to JPY 7,132.7 billion (USD 62,486 million) from the same period in 2006, due to the increased overseas unit sales and the positive impact of currency translation effects. Operating income increased 31.8% to JPY 582.0 billion (USD 5,099 million) from the same period in 2006, due mainly to higher revenue, continuing cost reduction efforts and positive currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of increased raw material costs, increased depreciation expenses and increased SG&A expenses and R&D expenses.

Revenue from customers in financial services business increased 35.3% to JPY 395.5 billion (USD 3,465 million) from the same period in 2006. Operating income increased 15.9% to JPY 86.4 billion (USD 757 million) from the same period in 2006, due mainly to increased profit on higher revenue, which offset increased SG&A expenses.

Honda power products unit sales was 3,965 thousand units, down 7.6 % from the same period in 2006. In Japan, unit sales totaled 399 thousand units, an increase of 2.8% from the same period in 2006. Overseas unit sales decreased 8.7%, to 3,566 thousand units, due mainly to a decline in unit sales in North America. Revenue from external customers in power product and other businesses increased by 1.5% to JPY 304.3 billion (USD 2,667 million) from the same period in 2006. Operating income was JPY 17.2 billion (USD 151 million), a decrease of 40.5% from the same period in 2006, due mainly to increased SG&A expenses and the increased R&D expenses in Other businesses.

Geographical Information

With respect to Honda sales for the fiscal nine months by geographical segment, in Japan, revenue for domestic and exports sales was JPY 3,637.9 billion (USD 31,870 million), up 3.7% compared to the same period in 2006, due primarily to increased revenue from exports in automobile business and positive currency effects, which partially offset the negative impact of decreased automobile sales in Japan. Operating income was JPY 190.2 billion (USD 1,666 million), up 19.0% from the same period in 2006, due primarily to increased profit attributable to higher revenue, continuing cost reduction efforts, decreased SG&A expenses and positive currency effects, which offset the negative impact of increased raw material costs, increased depreciation expenses and R&D expenses.

In North America, revenue increased by 6.2% to JPY 4,781.0 billion (USD 41,884 million) from the same period in 2006, due mainly to increased sales in automobile business, increased operating lease revenues in financial services business and positive impact of the currency translation effects. Operating income increased by 12.5% to JPY 369.4 billion (USD 3,237 million) from the same period in 2006, due primarily to increased profit on higher revenue, continuing cost reduction efforts and positive currency effects.

In Europe, revenue increased by 27.0% to JPY 1,152.8 billion (USD 10,099 million) compared to the same period in 2006, due primarily to increased automobile unit sales and the positive impact of the currency translation effects. Operating income increased by 70.5% to JPY 32.8 billion (USD 288 million) from the same period in 2006.

In Asia, revenue increased by 35.1% to JPY 1,222.3 billion (USD 10,708 million) from the same period in 2006, due primarily to the increased automobile sales and the positive impact of currency translation effects. Operating income increased by 87.6% to JPY 108.7 billion (USD 952 million) from the same period in 2006.

In other regions, revenue increased by 37.5% to JPY 778.8 billion (USD 6,823 million) compared to the same period in 2006, due mainly to increased motorcycle and automobile sales and the positive impact of the currency translation effects. Operating income increased by 58.8% to JPY 83.7 billion (USD 733 million) from the same period in 2006.

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Consolidated cash and cash equivalents at the end of the period from April 1, 2007 through December 31, 2007 increased by JPY 17.9 billion (USD 158 million) from March 31, 2007, to JPY 963.5 billion (USD 8,441 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 707.4 billion (USD 6,198 million) for the fiscal nine months ended December 31, 2007, mainly attributable to the increase in net income, the increase in depreciation and the decrease in trade accounts and notes receivable, which offset the increase in inventories and the decrease in accrued expenses. Cash inflows from operating activities increased by JPY 204.0 billion (USD 1,788 million) compared with the same period in 2006.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 1243.1 billion (USD 10,891 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from sales of finance subsidiaries-receivables and the purchase of operating lease assets. Cash outflows from investing activities increased by JPY 350.7 billion (USD 3,073 million) compared with the same period in 2006.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 523.2 billion (USD 4,584 million), which was attributable to proceeds from long-term debt and increase in short-term debt, which exceeded repayment of long-term debt, cash dividends paid and payment for purchase of treasury stock. Cash inflows from financing activities increased by JPY 156.1 billion (USD 1,368 million) compared with the same period in 2006.

Forecasts for Fiscal Year Ending March 31, 2008

With regard to the forecasts of financial results for the fiscal year ending March 31, 2008, Honda projects consolidated results as shown below:

FY2008 Forecasts for Consolidated Results

    Fiscal year ending March 31, 2008

	Yen (billions)	Changes from FY2007
Net sales and other operating revenue	12,150	+9.6%
Operating income	920	+8.0%
Income before income taxes, minority interest and equity in income of affiliates	915	+15.4%
Net income	690	+16.5%

	Yen
Basic net income per common share	380.25	—

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 105 and JPY 155, respectively, for the fiscal fourth quarter ending March 31, 2008, and JPY 114 and JPY 161, respectively, for the full year ending March 31, 2008.

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 30, 2008, resolved to make the quarterly dividend of JPY 22 per share of common stock, the record date of which is December 31, 2007. It also intends to distribute year-end cash dividends of JPY 22 per share, the record date of which will be March 31, 2008. The total projected annual dividend per share of common stock for the fiscal year ending March 31, 2008, together with the first quarter and the second quarter cash dividends of JPY 20 and JPY 22 per share, respectively, is JPY 86 per share, an increase of JPY 19 per share from the annual dividends paid for the year ended March 31, 2007.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Others

1.	Changes in significant subsidiaries for the nine months ended December 31, 2007 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2.	Adoption of summary procedures in accounting procedures

None

3.	Changes in accounting procedures from the preceding fiscal year for consolidated financial results

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal nine months ended December 31, 2006 and the fiscal year ended March 31, 2007 to conform to the presentation used for the fiscal third quarter ended December 31, 2007, as follows. Please refer to Significant Accounting Policy Changes on page 25 and Revisions of classifications on page 27 for details.

[1] Consolidated Financial Summary

For the three months and nine months ended December 31, 2006 and 2007

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2006	% Change	Three months ended Dec. 31, 2007	Nine months ended Dec. 31, 2006	% Change	Nine months ended Dec. 31, 2007
Net sales and other operating revenue	2,768,652	10.0%	3,044,814	7,999,250	11.9%	8,947,283
Operating income	205,110	34.7%	276,243	601,655	30.4%	784,265
Income before income taxes, minority interest and equity in income of affiliates	198,785	31.2%	260,745	553,793	35.2%	748,995
Net income	144,827	38.1%	200,009	416,138	38.1%	574,609

	Yen
Basic net income per common share	79.45		110.25	227.96		316.49

	U.S. Dollar (millions)
			Three months ended Dec. 31, 2007			Nine months ended Dec. 31, 2007
Net sales and other operating revenue			26,674			78,382
Operating income			2,420			6,870
Income before income taxes, minority interest and equity in income of affiliates			2,284			6,561
Net income			1,752			5,034

	U.S. Dollar
Basic net income per common share			0.97			2.77

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the three months and the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

[2] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2007	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2007
MOTORCYCLES

Japan	71	54	258	245
	(71)	(54)	(258)	(245)
North America	107	102	339	303
	(60)	(52)	(183)	(157)
Europe	56	61	232	224
	(54)	(58)	(225)	(216)
Asia	2,217	1,748	6,189	5,016
	(2,217)	(1,748)	(6,189)	(5,016)
Other Regions	314	401	943	1,164
	(310)	(396)	(932)	(1,153)

Total	2,765	2,366	7,961	6,952
	(2,712)	(2,308)	(7,787)	(6,787)

AUTOMOBILES

Japan	156	145	483	424
North America	471	481	1,338	1,391
Europe	72	90	222	282
Asia	155	188	471	552
Other Regions	61	87	181	225

Total	915	991	2,695	2,874

POWER PRODUCTS

Japan	124	123	388	399
North America	615	361	2,080	1,527
Europe	365	352	1,001	1,022
Asia	161	202	530	664
Other Regions	117	140	294	353

Total	1,382	1,178	4,293	3,965

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

[3] Net Sales Breakdown

(A) For the three months ended December 31, 2006 and 2007

	Yen (millions)
	Three months ended Dec. 31, 2006		Three months ended Dec. 31, 2007
MOTORCYCLE BUSINESS

Japan	23,240	(7.7)%	17,934	(4.9)%
North America	60,859	(20.1)%	56,238	(15.4)%
Europe	37,128	(12.2)%	43,404	(11.9)%
Asia	93,785	(30.9)%	124,604	(34.2)%
Other Regions	88,233	(29.1)%	122,492	(33.6)%

Total	303,245	(100.0)%	364,672	(100.0)%

AUTOMOBILE BUSINESS

Japan	351,836	(15.5)%	320,285	(13.1)%
North America	1,385,797	(61.2)%	1,395,559	(57.0)%
Europe	200,983	(8.9)%	274,366	(11.2)%
Asia	198,787	(8.8)%	258,139	(10.5)%
Other Regions	126,496	(5.6)%	200,669	(8.2)%

Total	2,263,899	(100.0)%	2,449,018	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,577	(5.4)%	5,765	(4.2)%
North America	92,591	(88.8)%	123,318	(90.7)%
Europe	3,326	(3.2)%	3,424	(2.5)%
Asia	836	(0.8)%	1,289	(1.0)%
Other Regions	1,896	(1.8)%	2,130	(1.6)%

Total	104,226	(100.0)%	135,926	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	40,040	(41.2)%	38,594	(40.6)%
North America	24,744	(25.4)%	19,626	(20.6)%
Europe	18,079	(18.6)%	19,829	(20.8)%
Asia	8,061	(8.3)%	9,406	(9.9)%
Other Regions	6,358	(6.5)%	7,743	(8.1)%

Total	97,282	(100.0)%	95,198	(100.0)%

TOTAL

Japan	420,693	(15.2)%	382,578	(12.6)%
North America	1,563,991	(56.5)%	1,594,741	(52.4)%
Europe	259,516	(9.4)%	341,023	(11.2)%
Asia	301,469	(10.9)%	393,438	(12.9)%
Other Regions	222,983	(8.0)%	333,034	(10.9)%

Total	2,768,652	(100.0)%	3,044,814	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[3] Net Sales Breakdown

(B) For the nine months ended December 31, 2006 and 2007

	Yen (millions)
	Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2007

MOTORCYCLE BUSINESS

Japan	76,086	(8.0)%	72,398	(6.5)%
North America	200,342	(21.1)%	177,336	(15.9)%
Europe	143,842	(15.2)%	159,296	(14.3)%
Asia	272,058	(28.7)%	358,664	(32.2)%
Other Regions	256,563	(27.0)%	346,941	(31.1)%

Total	948,891	(100.0)%	1,114,635	(100.0)%

AUTOMOBILE BUSINESS

Japan	1,038,820	(16.1)%	933,793	(13.1)%
North America	3,818,865	(59.1)%	4,022,806	(56.4)%
Europe	608,371	(9.4)%	863,173	(12.1)%
Asia	624,351	(9.7)%	787,144	(11.0)%
Other Regions	367,928	(5.7)%	525,809	(7.4)%

Total	6,458,335	(100.0)%	7,132,725	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	16,349	(5.6)%	17,414	(4.4)%
North America	258,705	(88.5)%	358,695	(90.7)%
Europe	9,274	(3.2)%	9,998	(2.5)%
Asia	2,154	(0.7)%	3,733	(0.9)%
Other Regions	5,784	(2.0)%	5,695	(1.5)%

Total	292,266	(100.0)%	395,535	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	112,719	(37.6)%	112,889	(37.1)%
North America	91,941	(30.7)%	78,404	(25.8)%
Europe	54,904	(18.3)%	63,099	(20.7)%
Asia	24,740	(8.2)%	29,856	(9.8)%
Other Regions	15,454	(5.2)%	20,140	(6.6)%

Total	299,758	(100.0)%	304,388	(100.0)%

TOTAL

Japan	1,243,974	(15.6)%	1,136,494	(12.7)%
North America	4,369,853	(54.6)%	4,637,241	(51.8)%
Europe	816,391	(10.2)%	1,095,566	(12.2)%
Asia	923,303	(11.5)%	1,179,397	(13.2)%
Other Regions	645,729	(8.1)%	898,585	(10.1)%

Total	7,999,250	(100.0)%	8,947,283	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended December 31, 2006 and 2007

	Yen (millions)
	Three months ended Dec. 31, 2006 (Unaudited)	Three months ended Dec. 31, 2007 (Unaudited)
Net sales and other operating revenue	2,768,652	3,044,814
Operating costs and expenses:
Cost of sales	1,945,754	2,140,323
Selling, general and administrative	474,746	481,042
Research and development	143,042	147,206

Operating income	205,110	276,243
Other income:
Interest	10,945	11,666
Other	7,196	2,750
Other expenses:
Interest	2,218	3,535
Other	22,248	26,379

Income before income taxes, minority interest and equity in income of affiliates	198,785	260,745
Income tax (benefit) expense:
Current	67,766	36,780
Deferred	4,757	47,100

Income before minority interest and equity in income of affiliates	126,262	176,865
Minority interest in income of consolidated subsidiaries	(7,248)	(8,163)

Equity in income of affiliates	25,813	31,307

Net income	144,827	200,009
Retained earnings:

Balance at beginning of period	4,482,612	4,955,044

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	(62,640)	—

Adjusted balances at beginning of period	4,419,972	4,955,044

Reissuance of treasury stock	(1)	275

Cash dividends	54,710	39,921
Transfer to legal reserves	398	23

Balance at end of period	4,509,692	5,114,834

	Yen
Basic net income per common share	79.45	110.25

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the three months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

[4] Consolidated Statements of Income and Retained Earnings

(B) For the nine months ended December 31, 2006 and 2007

	Yen (millions)
	Nine months ended Dec. 31, 2006 (Unaudited)	Nine months ended Dec. 31, 2007 (Unaudited)
Net sales and other operating revenue	7,999,250	8,947,283
Operating costs and expenses:
Cost of sales	5,691,553	6,341,145
Selling, general and administrative	1,318,054	1,393,361
Research and development	387,988	428,512

Operating income	601,655	784,265
Other income:
Interest	31,070	37,186
Other	12,477	1,865
Other expenses:
Interest	8,900	11,290
Other	82,509	63,031

Income before income taxes, minority interest and equity in income of affiliates	553,793	748,995
Income tax (benefit) expense:
Current	202,210	195,976
Deferred	2,509	51,546

Income before minority interest and equity in income of affiliates	349,074	501,473
Minority interest in income of consolidated subsidiaries	(16,384)	(21,432)

Equity in income of affiliates	83,448	94,568

Net income	416,138	574,609
Retained earnings:

Balance at beginning of period	4,267,886	4,654,890

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	(62,640)	—

Adjusted balances at beginning of period	4,205,246	4,654,890

Reissuance of treasury stock	279	275

Cash dividends	109,494	112,669
Transfer to legal reserves	1,919	1,721

Balance at end of period	4,509,692	5,114,834

	Yen
Basic net income per common share	227.96	316.49

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
	Mar. 31, 2007 (Audited)	Dec. 31, 2007 (Unaudited)	change	Dec. 31, 2006 (Unaudited)	change
Assets
Current assets:
Cash and cash equivalents	945,546	963,538	17,992	717,057	246,481
Trade accounts and notes receivable	1,055,470	974,760	(80,710)	885,427	89,333
Finance subsidiaries-receivables, net	1,426,224	1,496,738	70,514	1,474,747	21,991
Inventories	1,183,116	1,349,894	166,778	1,170,848	179,046
Deferred income taxes	155,390	141,608	(13,782)	172,048	(30,440)
Other current assets	426,863	473,111	46,248	423,358	49,753

Total current assets	5,192,609	5,399,649	207,040	4,843,485	556,164

Finance subsidiaries-receivables, net	3,039,826	3,081,741	41,915	3,201,359	(119,618)

Investments and advances:
Investments in and advances to affiliates	497,337	566,556	69,219	487,474	79,082
Other, including marketable equity securities	254,610	244,963	(9,647)	261,864	(16,901)

Total investments and advances	751,947	811,519	59,572	749,338	62,181

Property on operating leases:
Vehicles	345,909	915,245	569,336	123,161	792,084
Less accumulated depreciation	9,700	74,980	65,280	1,623	73,357

Net property on operating leases	336,209	840,265	504,056	121,538	718,727

Property, plant and equipment, at cost:
Land	429,373	450,566	21,193	417,420	33,146
Buildings	1,322,394	1,399,163	76,769	1,283,626	115,537
Machinery and equipment	2,988,064	3,227,392	239,328	2,935,111	292,281
Construction in progress	204,318	258,206	53,888	192,827	65,379

	4,944,149	5,335,327	391,178	4,828,984	506,343
Less accumulated depreciation and amortization	2,865,421	3,107,069	241,648	2,854,617	252,452

Net property, plant and equipment	2,078,728	2,228,258	149,530	1,974,367	253,891

Other assets	637,181	662,153	24,972	618,231	43,922

Total assets	12,036,500	13,023,585	987,085	11,508,318	1,515,267

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2007 (Audited)	Dec. 31, 2007 (Unaudited)	change	Dec. 31, 2006 (Unaudited)	change
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	1,265,868	1,674,042	408,174	1,377,493	296,549
Current portion of long-term debt	775,409	956,810	181,401	741,229	215,581
Trade payables:
Notes	33,276	38,410	5,134	31,229	7,181
Accounts	1,133,280	1,009,146	(124,134)	932,586	76,560
Accrued expenses	807,341	689,329	(118,012)	749,341	(60,012)
Income taxes payable	76,031	59,699	(16,332)	56,258	3,441
Other current liabilities	196,322	276,490	80,168	236,327	40,163

Total current liabilities	4,287,527	4,703,926	416,399	4,124,463	579,463

Long-term debt, excluding current portion	1,905,743	1,980,636	74,893	1,760,678	219,958
Other liabilities	1,237,712	1,239,138	1,426	1,051,726	187,412

Total liabilities	7,430,982	7,923,700	492,718	6,936,867	986,833

Minority interests in consolidated subsidiaries	122,907	140,720	17,813	118,194	22,526

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,529	—
Legal reserves	37,730	39,451	1,721	37,730	1,721
Retained earnings	4,654,890	5,114,834	459,944	4,509,692	605,142
Accumulated other comprehensive income (loss), net
Adjustments from foreign currency translation	(279,002)	(232,429)	46,573	(293,494)	61,065
Net unrealized gains (losses) on marketable equity securities	58,139	51,770	(6,369)	58,324	(6,554)
Net unrealized gains (losses) on derivative instruments	20	(316)	(336)	(250)	(66)
Minimum pension liabilities adjustments	—	—	—	(75,914)	75,914
Pension and other postretirement benefits adjustment	(206,323)	(200,986)	5,337	—	(200,986)

Total Accumulated other comprehensive income (loss), net	(427,166)	(381,961)	45,205	(311,334)	(70,627)
Treasury Stock	(41,439)	(71,755)	(30,316)	(41,427)	(30,328)

Total stockholders’ equity	4,482,611	4,959,165	476,554	4,453,257	505,908

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	12,036,500	13,023,585	987,085	11,508,318	1,515,267

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2006 (Unaudited)	Nine months ended Dec. 31, 2007 (Unaudited)
Cash flows from operating activities:
Net income	416,138	574,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	254,112	306,841
Depreciation of property on operating leases	1,607	68,493
Deferred income taxes	2,509	51,546
Minority interest in income	16,384	21,432
Equity in income of affiliates	(83,448)	(94,568)
Dividends from affiliates	37,955	40,419
Provision for credit and lease residual losses on finance subsidiaries-receivables	34,802	39,646
Loss (gain) on derivative instruments, net	63,626	50,029
Decrease (increase) in assets:
Trade accounts and notes receivable	118,926	94,870
Inventories	(86,075)	(154,792)
Other current assets	(27,381)	(14,902)
Other assets	(37,080)	(98,008)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(121,826)	(98,239)
Accrued expenses	(55,583)	(117,797)
Income taxes payable	(56,368)	(7,763)
Other current liabilities	22,577	11,591
Other liabilities	32,756	39,391
Other, net	(30,224)	(5,335)

Net cash provided by operating activities	503,407	707,463

Cash flows from investing activities:
Increase in investments and advances	(9,223)	(4,363)
Decrease in investments and advances	583	636
Payment for purchase of available-for-sale securities	(104,452)	(145,949)
Proceeds from sales of available-for-sale securities	115,354	160,505
Payment for purchase of held-to-maturity securities	(7,364)	(30,006)
Proceeds from redemption of held-to-maturity securities	27,046	28,345
Capital expenditures	(415,004)	(493,087)
Proceeds from sales of property, plant and equipment	13,233	21,592
Acquisitions of finance subsidiaries-receivables	(2,226,908)	(2,054,367)
Collections of finance subsidiaries-receivables	1,565,719	1,705,004
Proceeds from sales of finance subsidiaries-receivables	274,811	160,338
Purchase of operating lease assets	(126,223)	(608,485)
Proceeds from sales of operating lease assets	—	16,641

Net cash used in investing activities	(892,428)	(1,243,196)

	Yen (millions)
	Nine months ended Dec. 31, 2006 (Unaudited)	Nine months ended Dec. 31, 2007 (Unaudited)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	411,329	408,819
Proceeds from long-term debt	629,433	880,308
Repayment of long-term debt	(530,380)	(613,888)
Cash dividends paid	(109,494)	(112,669)
Cash dividends paid to minority interests	(7,032)	(8,504)
Payment for purchase of treasury stock, net	(26,679)	(30,771)

Net cash provided by financing activities	367,177	523,295

Effect of exchange rate changes on cash and cash equivalents	22,113	30,430

Net change in cash and cash equivalents	269	17,992
Cash and cash equivalents at beginning of period	716,788	945,546

Cash and cash equivalents at end of period	717,057	963,538

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 399

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 14

Reduced through reorganization: 20

Affiliated companies:

Newly formed affiliated companies: 3

Reduced through reorganization: 3

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended December 31, 2007 were ¥113.19=U.S.$1 and ¥163.87= euro 1. The average exchange rates for the same period last year were ¥117.82=U.S.$1 and ¥151.94= euro 1. The average exchange rates for the fiscal nine months ended December 31, 2007 were ¥117.28=U.S.$1 and ¥162.82= euro 1 as compared with ¥116.19=U.S.$1 and ¥147.96= euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥114.15=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2007.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Changes

1.	In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying current year misstatements for the purpose of materiality assessment. SAB No. 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. The Company historically quantified misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors related to prior years.

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased the Company’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million, net of tax effect of ¥31,235 million, and ¥18,149 million, respectively.

The Company adopted the provisions of SAB 108 for the fiscal year ended March 31, 2007. As a result of the adoption, the Company adjusted the beginning retained earnings and beginning accumulated other comprehensive loss in the consolidated financial statements for the six months ended September 30, 2006. The impact of misstatements to the consolidated financial statements was immaterial. Accordingly, the Company had not revised the consolidated statement of income and consolidated balance sheet except for beginning retained earnings and beginning accumulated other comprehensive loss.

(1)	The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its properly, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occurred.

(2)	Equity in income of affiliates should be recognized based on affiliates’ consolidated financial statements in accordance with U.S. generally accepted accounting principles. However, the Company historically recognized equity in income of affiliates based on the results of operations of the parent-only financial statements of the affiliates, as the Company assessed that the difference between the total amounts of equity in income on the consolidation basis and those on the parent-only basis had been immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

(3)	The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income during the year ended March 31, 2006, which related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive loss and corresponding overstatement in income tax benefit.

2.	The company adopted the FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes” as of April 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 had an immaterial impact on the Company’s financial statements.

Notes to Consolidated balance sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2007	Dec. 31, 2007	Dec. 31, 2006
The allowance for doubtful trade accounts and notes receivables	8,199	7,676	8,023
The allowance for credit losses for finance subsidiaries-receivables	33,512	37,248	38,567
The allowance for losses on lease residual values for financial-subsidiaries receivables	33,928	24,952	36,554
The allowance for inventory losses and obsolescence	27,521	22,020	27,772

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows:

	Yen (millions)
	Mar. 31, 2007	Dec. 31, 2007	Dec. 31, 2006
Mortgage securitized debt
Property, plant and equipment	23,654	33,439	39,199
A finance subsidiary pledged as collateral finance subsidiaries-receivables	1,931	—	3,181
Debt related mortgages
Short-term debt	2,882	8,435	9,933
Long-term debt	17,025	11,035	17,802

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows:

	Yen (millions)
	Mar. 31, 2007	Dec. 31, 2007	Dec. 31, 2006
Bank loans of employees for their housing costs	41,151	37,378	42,203

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of December 31, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to information about per common share:

Stockholders’ equity per common share and basic net income per common share are as follows:

	Yen
	Mar. 31, 2007	Dec. 31, 2007	Dec. 31, 2006
Stockholders’ equity per common share	2,460.28	2,732.92	2,444.17
Basic net income per common share	324.62	316.49	227.96

Stockholders’ equity per common share has been computed by dividing stockholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2007 and fiscal nine months ended December 31, 2007 and 2006 were 1,821,992,908, 1,814,601,172 and 1,821,995,008, respectively.

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2007 and nine months ended December 31, 2007 and 2006 were 1,824,675,228, 1,815,588,785 and 1,825,479,757, respectively. There were no potentially dilutive shares issued during the year ended March 31, 2007 and nine months ended December 31, 2007 and 2006.

Revisions of classifications:

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007, as follows. Certain revisions for misclassifications have already been made to the consolidated financial statements for the fiscal year ended March 31, 2007 in the same way.

1.	Minority interest and minority interest in income, which were included in other liabilities and other expenses-other, respectively, have been revised to be disclosed independently in consolidated balance sheets and consolidated statements of income. Minority interest in income and cash dividends paid to minority interests, which were included in other liabilities and other, net, in cash flows from operating activities, have been revised to be disclosed independently in cash flows from operating activities and cash flows from financing activities, respectively, in the consolidated statements of cash flows.

2.	Auction rate securities, which were classified as cash equivalents, have been revised to be classified as available-for-sale securities due within one year, which are included in other current assets in the consolidated balance sheets. Payment for purchase of auction rate securities and proceeds from sales of auction rate securities have been revised to be classified in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the consolidated statements of cash flows, respectively.

3.	The long-term portion of deferred tax liabilities and deferred tax assets related to the lease transactions of finance subsidiaries, which were classified in other current liabilities and deferred income taxes, have been revised to be classified in other liabilities and other assets, respectively.

4.	The long-term portion of accrued expenses and prepaid expenses related to pension benefit plans, which were included in accrued expenses and other current assets have been revised to be classified in other liabilities and other assets, respectively. The long-term portion of deferred tax liabilities, which were included in other current liabilities, and deferred tax assets, have also been revised to classified in other liabilities and other assets.

5.	The long-term portion of prepaid expenses, deferred income and accrued expenses related to extended vehicle service contracts of the subsidiaries in the United States, which were included in other current assets, trade payables accounts and accrued expenses, respectively, have been revised to be classified in other liabilities and other assets. The long-term portion of related deferred tax liabilities, which were included in other current liabilities, and deferred income taxes have also been revised to be classified in other liabilities and other assets.

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal nine months ended December 31, 2006 and the fiscal year ended March 31, 2007 to conform to the presentation used for the fiscal third quarter ended December 31, 2007, as follows.

1.	Investor level goodwill of affiliates, which was classified as other assets, has been revised to be classified as investments and advances-affiliates.

2.	The long-term portion of deferred tax assets related to pension benefit plans, which was classified as deferred income taxes in current assets have been revised to be classified as other assets.

[7] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, and insurance services	Retail loan and lease related to Honda products, and Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

(A) As of and for the three months ended December 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	303,245	2,263,899	104,226	97,282	2,768,652	—	2,768,652
Intersegment	—	—	810	7,810	8,620	(8,620)	—

Total	303,245	2,263,899	105,036	105,092	2,777,272	(8,620)	2,768,652

Cost of sales, SG&A and R&D expenses	292,090	2,103,108	82,295	94,669	2,572,162	(8,620)	2,563,542

Segment income	11,155	160,791	22,741	10,423	205,110	—	205,110

As of and for the three months ended December 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	364,672	2,449,018	135,926	95,198	3,044,814	—	3,044,814
Intersegment	—	—	3,745	5,015	8,760	(8,760)	—

Total	364,672	2,449,018	139,671	100,213	3,053,574	(8,760)	3,044,814

Cost of sales, SG&A and R&D expenses	334,305	2,228,306	116,764	97,956	2,777,331	(8,760)	2,768,571

Segment income	30,367	220,712	22,907	2,257	276,243	—	276,243

(B) As of and for the nine months ended December 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	948,891	6,458,335	292,266	299,758	7,999,250	—	7,999,250
Intersegment	—	—	2,601	13,834	16,435	(16,435)	—

Total	948,891	6,458,335	294,867	313,592	8,015,685	(16,435)	7,999,250

Cost of sales, SG&A and R&D expenses	892,513	6,016,582	220,265	284,670	7,414,030	(16,435)	7,397,595

Segment income	56,378	441,753	74,602	28,922	601,655	—	601,655

Assets	1,099,010	5,169,665	5,607,371	299,649	12,175,695	(667,377)	11,508,318
Depreciation and amortization	29,121	215,526	2,270	8,802	255,719	—	255,719
Capital expenditures	44,418	351,095	126,845	7,795	530,153	—	530,153

As of and for the nine months ended December 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,114,635	7,132,725	395,535	304,388	8,947,283	—	8,947,283
Intersegment	—	—	11,807	16,073	27,880	(27,880)	—

Total	1,114,635	7,132,725	407,342	320,461	8,975,163	(27,880)	8,947,283

Cost of sales, SG&A and R&D expenses	1,016,101	6,550,650	320,905	303,242	8,190,898	(27,880)	8,163,018

Segment income	98,534	582,075	86,437	17,219	784,265	—	784,265

Assets	1,230,350	5,738,024	6,273,168	323,987	13,565,529	(541,944)	13,023,585
Depreciation and amortization	34,506	262,765	69,229	8,834	375,334	—	375,334
Capital expenditures	53,196	390,439	608,913	17,036	1,069,584	—	1,069,584

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 301,005 million as of December 31, 2006 and JPY 362,408 million as of December 31, 2007, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include depreciation of property on operating leases, which were JPY 1,607 million and JPY 68,493 million for the fiscal nine months ended December 31, 2006 and the fiscal nine months ended December 31, 2007, respectively.

4.	Capital expenditure of Financial Services Business includes the purchase of operating lease assets, which were JPY 126,223 million and JPY 608,485 million for the fiscal nine months ended December 31, 2006 and the fiscal nine months ended December 31, 2007, respectively.

5.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the three months and the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

[8] Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

1. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended December 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	508,744	1,568,971	254,297	249,372	187,268	2,768,652	—	2,768,652
Transfers between geographic areas	715,104	43,215	17,389	54,081	5,787	835,576	(835,576)	—

Total	1,223,848	1,612,186	271,686	303,453	193,055	3,604,228	(835,576)	2,768,652

Cost of sales, SG&A and R&D expenses	1,181,929	1,493,978	267,918	283,199	177,006	3,404,030	(840,488)	2,563,542

Operating income	41,919	118,208	3,768	20,254	16,049	200,198	4,912	205,110

As of and for the three months ended December 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	515,041	1,600,090	336,651	320,565	272,467	3,044,814	—	3,044,814
Transfers between geographic areas	731,083	40,493	25,098	92,846	12,144	901,664	(901,664)	—

Total	1,246,124	1,640,583	361,749	413,411	284,611	3,946,478	(901,664)	3,044,814

Cost of sales, SG&A and R&D expenses	1,189,899	1,484,205	355,928	375,063	252,821	3,657,916	(889,345)	2,768,571

Operating income	56,225	156,378	5,821	38,348	31,790	288,562	(12,319)	276,243

(B) As of and for the nine months ended December 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,528,151	4,384,934	806,855	732,941	546,369	7,999,250	—	7,999,250
Transfers between geographic areas	1,980,820	116,240	100,748	171,560	19,967	2,389,335	(2,389,335)	—

Total	3,508,971	4,501,174	907,603	904,501	566,336	10,388,585	(2,389,335)	7,999,250

Cost of sales, SG&A and R&D expenses	3,349,102	4,172,758	888,312	846,548	513,611	9,770,331	(2,372,736)	7,397,595

Operating income	159,869	328,416	19,291	57,953	52,725	618,254	(16,599)	601,655

Assets	2,845,451	6,694,409	863,274	870,328	385,851	11,659,313	(150,995)	11,508,318
Long-lived assets	931,376	798,658	194,610	200,335	85,758	2,210,737	—	2,210,737
As of and for the nine months ended December 31, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,483,939	4,653,559	1,082,813	973,501	753,471	8,947,283	—	8,947,283
Transfers between geographic areas	2,154,002	127,525	70,026	248,869	25,356	2,625,778	(2,625,778)	—

Total	3,637,941	4,781,084	1,152,839	1,222,370	778,827	11,573,061	(2,625,778)	8,947,283

Cost of sales, SG&A and R&D expenses	3,447,739	4,411,634	1,119,952	1,113,643	695,124	10,788,092	(2,625,074)	8,163,018

Operating income	190,202	369,450	32,887	108,727	83,703	784,969	(704)	784,265

Assets	3,020,771	7,418,111	963,723	1,097,331	556,412	13,056,348	(32,763)	13,023,585
Long-lived assets	1,030,986	1,588,850	188,609	257,169	120,126	3,185,740	—	3,185,740

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 301,005 million as of December 31, 2006 and JPY 362,408 million as of December 31, 2007, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

4.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the three months and the fiscal nine months ended December 31, 2006 to conform to the presentation used for the same period in 2007.

2. Overseas Sales and revenues based on the location of the customer

For the three months ended December 31, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,563,991	259,516	301,469	222,983	2,347,959
Consolidated sales					2,768,652
Overseas sales ratio to consolidated sales	56.5%	9.4%	10.9%	8.0%	84.8%
For the three months ended December 31, 2007
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,594,741	341,023	393,438	333,034	2,662,236
Consolidated sales					3,044,814
Overseas sales ratio to consolidated sales	52.4%	11.2%	12.9%	10.9%	87.4%
For the nine months ended December 31, 2006
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,369,853	816,391	923,303	645,729	6,755,276
Consolidated sales					7,999,250
Overseas sales ratio to consolidated sales	54.6%	10.2%	11.5%	8.1%	84.4%
For the nine months ended December 31, 2007
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,637,241	1,095,566	1,179,397	898,585	7,810,789
Consolidated sales					8,947,283
Overseas sales ratio to consolidated sales	51.8%	12.2%	13.2%	10.1%	87.3%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia